Filed by Stratasys Ltd.

(Commission File No. 001-35751)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Form F-4 No. 333-272759

Subject Company: Desktop Metal, Inc. (Commission File No. 001-38835)

On August 18, 2023, Stratasys Ltd. (the “Company”) and Desktop Metal, Inc. (“Desktop Metal”) each received a request for additional information, often referred to as a “second request,” from the Antitrust Division of the United States Department of Justice (“DOJ”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) in connection with the Company’s proposed merger with Desktop Metal. Issuance of the second requests extends the waiting period imposed by the HSR Act until 30 days after the Company and Desktop Metal have each substantially complied with the second requests, unless the period for review is terminated earlier by the DOJ.